Peggy A. Fisher
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
Washington, D.C. 20549

         Re: Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3
                  Filed November 17, 2000
                  File No. 333-39146

Dear Ms. Fisher:

         Pursuant  to  Rule  477  of the  Securities  Act of  1933,  SI  Diamond
Technology, Inc. (the "SI Diamond") hereby requests the withdrawal of its Post-Effective Amendment No. 1 on Form S-3, File No. 333-39146, originally filed on November 17, 2000. The withdrawal is based on prior correspondence sent to us from the Securities and Exchange Commission dated November 30, 2000, in which we were informed that additional shares cannot be registered in a post-effective amendment under Rule 413. As of the date hereof, no shares in SI Diamond have been offered or sold in connection with Registration Statement No. 333-39146.

         SI Diamond respectfully requests that the Securities and Exchange Commission, in accordance with Rule 477, consent to the withdrawal of the Post-Effective Amendment No.1 referenced above and enter an order granting such withdrawal.

         In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention. Acknowledgement will occur via the SI Diamond's E-Mail address as well as a faxed transmission acceptance. If you have any questions with respect to this matter, please call either Donald T. Locke of Kilpatrick Stockton LLP at (919)-420-1778 or F. Scott Thomas of the same firm at
(919)-420-1724.


                                            Very truly yours,


                                            /s/ Douglas P. Baker
                                            -------------------------
                                            Douglas P. Baker
                                            Vice President
                                            SI Diamond Technologies, Inc.